Exhibit 97.2
LOWE’S COMPANIES, INC.
SENIOR OFFICER COMPENSATION RECOVERY (CLAWBACK) POLICY
Recoupment of Incentive-Based Compensation
It is the policy of Lowe’s Companies, Inc. (the “Company”) that, the Company shall have the right to recover any portion of Incentive-Based Compensation that was provided to any Covered Officer, whether or not such compensation already has been paid or has vested, if the Compensation Committee of the Board of Directors of the Company (the “Committee”), in its sole discretion, determines that (i) the Incentive-Based Compensation was based on the Company having met or exceeded specific performance targets that were satisfied due to the Covered Officer engaging in fraud or intentional misconduct, including, but not limited to, conduct resulting in a significant restatement of the Company’s financial results or (ii) the Covered Officer engaged in any intentional misconduct that results in significant financial or reputational harm to the Company.
Policy Administration and Definitions
For purposes of this policy, the term “Covered Officer” means any current or former officer who has been designated an officer at the level of Senior Vice President or higher by the Board of Directors of the Company (the “Board”). The term “Incentive-Based Compensation” means any compensation provided under the Company’s annual or long-term incentive plans.
In determining whether to recover Incentive-Based Compensation and, if applicable, what amount to recover, the Compensation Committee shall take into account such considerations as it deems appropriate, including, but not limited to, the egregiousness of the conduct, whether the conduct was in violation of law or Company policies and any pending or threatened legal proceeding relating to the conduct. If the Company is required to restate its financial statements, the Board shall recover any incentive compensation as required under the Sarbanes-Oxley Act, exchange listing rules or any other applicable law or Company policy.
The Company may effect any recovery pursuant to this policy by requiring payment of such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Committee determines to be appropriate. The Company is authorized to take appropriate steps to implement this policy with respect to incentive-based compensation arrangements with Covered Officers.
Any right of recoupment or recovery pursuant to this policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to applicable law, regulation or rule, or pursuant the terms of any other policy, any employment agreement or plan or award terms, and any other legal remedies available to the Company; provided that the Company shall not recoup amounts pursuant to such other policy, terms or remedies to the extent it is recovered pursuant to this policy.